Mail Stop 3720

April 7, 2006

Keith S. Barton
Pinewood Imports, Ltd.
1611 Gate Creek Drive
Pearland, TX 77258

Re: 	Pinewood Imports, Ltd.
Amendment No. 1 to Form SB-2
Filed April 4, 2006
File No. 333-132056

Dear Mr. Barton:

      We have reviewed your amended filing and have the following comments. Please further amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form SB-2

Risk Factors, page 2

A substantial portion of our revenue is derived from a very limited number of unaffiliated customers, page 6

1. We note your response to prior comment 8 and do not agree with your position. Due to the significance of these customers to your business and your indication that you will be dependent upon these few customers in the future, we believe that Item 101 of Regulation
S-B requires the identification of these four customers in your registration statement. A potential investor`s ability to independently evaluate the importance of the business relationships between the company and these material customers necessitates disclosure of their identities. Therefore, the comment is reissued.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock, page
11

2. We note your added disclosure in response to prior comment 10.
Please further revise this risk factor to remove the representation that the SEC has indicated that the market for penny stocks has suffered from patterns of fraud and abuse. As this is the company`s document, the risk factor section should reflect its perception of the risks facing the company, not any other party.

Use of Proceeds, page 15

3. We note your response to prior comment 15. Rather than indicate that the nominal proceeds raised in your private offering were used for working capital purposes, include your last paragraph of your Liquidity section here to better explain the purpose of the private offering underlying this registered offering.

Critical Accounting Polices, page 26

4. We note your added disclosure in response to prior comment 22; however, because you indicate that there is no enhanced risk of variability in management`s estimates employed in the company`s accounting policies involving revenue recognition and income taxes, it does not appear that either of these two qualifies as critical accounting policies for the company. Many estimates and assumptions involved in the application of GAAP have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods. A company should address specifically which of its accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value. Under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. Please revise accordingly.

Note 4 - Related Party Transactions, page F-10

5. We note your response to prior comment 33. Disclose the details of the loan payable arrangement with your president and discuss the impact of this transaction under the "liquidity" caption. In addition, disclose when you entered in this arrangement. Refer to
Item 303(b)(1)(ii) of Regulation S-B.







Statement of cash flows for the three moths ended February 28,
2006
and 2005 (unaudited), page F-13.

6. Tell us in your response letter the terms and describe the nature of the loan made to a related party in the amount of $32,150 and present the amount separately on the face of the balance sheet.
Refer to Note 2 to Item 310 of Regulation S-B.

*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


Sincerely,


Larry Spirgel
Assistant Director

Keith S. Barton
Pinewood Imports, Ltd.
April 7, 2006
Page 1 of 4